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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AXCELIS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware, USA (State or other jurisdiction of incorporation or organization)	000-30941 (Commission File Number)	34-1818596 (IRS Employer Identification No.)

108 Cherry Hill Drive, Beverly, Massachusetts (Address of principal executive offices)	01915 (Zip Code)

Eileen J. Evans, Executive Vice President, HR/Legal, and General Counsel, 978-787-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

a) Conflict Minerals in Products.

Conflict minerals, as defined in Item 1.01 of Form SD, are necessary to the functionality or production of products manufactured by Axcelis Technologies, Inc. (the “Company”) or contracted by the Company to be manufactured (the “Company’s Products”) as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) and for which manufacturing was completed in the period from January 1, 2025 to December 31, 2025. Accordingly, the Company is filing this Form SD for the calendar year covered by this report, as required by the Rule.

b) Implementation and Results of Reasonable Country of Origin Inquiry.

The Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals in the Company’s Products originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. Since 2014, the Company has conducted an annual RCOI and related due diligence pertaining to the prior calendar year.

For calendar year 2025, the Company requested information from its 2025 material suppliers on March 17, 2026, using an online survey regarding the mineral content of the parts that such suppliers sell to the Company and their knowledge as to the source of any conflict minerals, including whether the conflict minerals come from recycled or scrap sources (the “Survey”). This information collection continued until April 20, 2026.

The Survey was sent to 1,370 suppliers of material included in the Company’s Products. The Company received responses to the Survey and other responses from 268 different supplier divisions/locations, of which 13 indicated that they had no 2025 sales to the Company, for a net of 255 supplier divisions/locations with 2025 sales. At the conclusion of this process, the Company had responses from suppliers of parts or components included in the Company’s Products representing 87.16% of the total amount spent on materials for the Company’s Products in 2025.

As of April 20, 2026, 195 of the supplier responses with 2025 sales (76% of all such supplier responses) asserted that either:

(A)       no conflict minerals were present in the materials sold to the Company by the supplier; or

(B)       the conflict minerals in the materials sold to the Company by the supplier did not originate in the Democratic Republic of the Congo or an adjoining country or the supplier had no reason to believe that the conflict minerals in the materials sold to the Company may have originated in the Democratic Republic of the Congo or an adjoining country.

None of the responding suppliers asserted that products sold to the Company in 2025 included recycled or scrap conflict minerals.

Also as of April 20, 2026, 27 of the responding suppliers had not provided sufficient clarity to determine whether they could be placed in the above categories or not.

(c) Due Diligence on Specific Conflict Mineral Sources.

There were 33 responding suppliers (13% of all responding suppliers with 2025 sales) which indicated that (1) one or more conflict mineral was incorporated in the materials sold to the Company and (2) they knew or had reason to believe such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and did not come from recycled or scrap sources. Accordingly, the Company has exercised due diligence on the source and chain of custody of these conflict minerals that conform to the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold included in the Organisation for Economic Co-operation and Development (“OECD”) framework: OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition. The Company has filed a Conflict Minerals Report with respect to these conflict minerals.

This Form SD and the Conflict Minerals Report have been disclosed on the Company’s publicly available Internet website.

 Item 1.02. Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company is filing as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AXCELIS TECHNOLOGIES, INC.
(Registrant)

/s/ Eileen J. Evans	May 27, 2026
By Eileen J. Evans, Executive Vice President, HR/Legal, and General Counsel	(Date)